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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements
Filed Pursuant to Section 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. __)*
i2 Technologies, Inc.

(Name of Issuer)
Common Stock, $0.00025 par value per share

(Title of Class of Securities)
465754208

(CUSIP Number)
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 N. 87th Street
Scottsdale, AZ 85260-3649
(480) 308-3000
Copies to:
Paul E. Hurdlow, P.C.
DLA Piper US LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-6875
(512) 457-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	565011103	Page 2 of 6

1	NAMES OF REPORTING PERSONS: JDA Software Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,374,581(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,374,581(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Based on data provided to JDA Software Group, Inc. (“JDA”) by i2 Technologies, Inc. (“i2”). Beneficial ownership of the i2 common stock referred to herein is being reported hereunder solely because JDA may be deemed to have beneficial ownership, as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among JDA and certain stockholders of i2 and the irrevocable proxy statements associated therewith, of 6,374,581 of i2 common stock, consisting of: 228,100 shares of outstanding i2 common stock, 1,289,645 shares of i2 common stock subject to outstanding unexercised options, 420,335 i2 restricted stock units which are settleable in i2 common stock and 4,436,501 shares of i2 common stock currently issuable upon the conversion of 107,943 outstanding shares of i2 Series B 2.5% Convertible Preferred Stock. The holders of i2 Series B 2.5% Convertible Preferred have the right to vote on all matters presented to the holders of i2 common stock for a vote on an as converted to common stock basis. The filing of this Schedule 13D shall not be construed as an admission that JDA is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of i2.

(2)	Based upon 27,714,966 common shares of i2, including 21,568,485 of i2 common stock outstanding on August 7, 2008 (as represented by i2 in the Agreement and Plan of Merger dated as of August 10, 2008 by and among i2, JDA and Iceberg Acquisition Corp.) and the following shares of i2 common shares and other rights to acquire i2 common shares held by the parties to the Voting Agreements as provided to JDA by i2: 1,289,645 shares of i2 common stock subject to outstanding unexercised options, 420,335 i2 restricted stock units which are settleable in i2 Common Stock and 4,436,501 shares of i2 common stock currently issuable upon the conversion of 107,943 outstanding shares of i2 Series B 2.5% Convertible Preferred Stock.

CUSIP No.	565011103	Page 3 of 6
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Common Stock, par value $0.00025 per share (“Common Stock”), of i2 Technologies, Inc., a Delaware corporation (“i2”). The address of the principal executive office of i2, the issuer, is 11701 Luna Road, Dallas, Texas 75234.
Item 2. Identity and Background.
     This statement is filed by JDA Software Group, Inc. (“JDA”), a corporation organized under the laws of the State of Delaware. JDA’s principal business is providing software solutions designed specifically to address the demand and supply chain management, business process, decision support, inventory transaction support, e-commerce, inventory optimization and replenishment, collaborative planning and forecasting, space and floor planning, and store operations requirements of the retail industry and its suppliers. The address of JDA’s principal business and principal office is 14400 N. 87th Street, Scottsdale, AZ 85260-3649.
     The names, business addresses, citizenship, and present principal occupation or employment of the directors and executive officers of JDA are as set forth in Annex 1 hereto and incorporated herein by this reference.
     Neither JDA, nor, to its knowledge, any person listed in Annex 1 hereto has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As an inducement for JDA to enter into the Merger Agreement (as defined in Item 4 below) with i2, and in consideration thereof, certain beneficial owners of an aggregate of 1,938,080 shares of i2 Common Stock outstanding and subject to rights to acquire and an aggregate of 107,943 shares of i2 Series B 2.5% Convertible Preferred Stock (which are currently convertible into 4,436,501 shares of i2 Common Stock) (the “Stockholders”) entered into voting agreements, each dated as of August 10, 2008, with JDA (the “Voting Agreements”) whereby each Stockholder has agreed to vote with respect to such Stockholder’s shares of i2 Common Stock and Series B 2.5% Convertible Preferred Stock (voting on an as converted to Common Stock basis) and have appointed JDA as such Stockholder’s proxy and attorney-in fact to vote such shares as described in Item 4 below. No funds were used and no funds are to be used by JDA in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements and proxies were acquired by JDA as part of the package of agreements as described in Item 4 below. Copies of the Merger Agreement and the forms of Voting Agreements are filed as Exhibits 2.1, 10.4 and 10.5, respectively, to JDA’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2008, as amended by JDA’s Current Report on Form 8-K/A filed with the SEC on August 14, 2008, and are incorporated by reference herein.
Item 4. Purpose of Transaction.
     i2, JDA and Iceberg Acquisition Corp., a wholly-owned subsidiary of JDA (“Merger Sub”), have entered into a definitive Agreement and Plan of Merger, dated as of August 10, 2008 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into i2, with i2 becoming a wholly-owned subsidiary of JDA (the “Merger”). At the effective time of the Merger, each and every share of i2 outstanding common stock (except any shares held by stockholders properly electing appraisal rights) will be converted into the right to receive $14.86 in cash and each and every share of i2 outstanding Series B 2.5% Convertible Preferred Stock (except any shares held by stockholders properly electing appraisal rights) will be converted into the right to receive $1,095.3679 in cash.
     As stated in Item 3 above, the Voting Agreements were entered into as an inducement for, and in consideration of, JDA’s entering into the Merger Agreement. The Merger is subject to the approval of the i2 stockholders, clearance under the Hart-Scott-Rodino Antitrust Improvements Act, certain conditions related to the amendment of the indenture to which i2 is party and other closing conditions.
     Pursuant to the Voting Agreements, each of the Stockholders agreed, among other things, to vote its shares of i2 Common Stock and Series B 2.5% Convertible Preferred Stock, on an as converted to Common Stock basis, in favor

CUSIP No.	465754208	Page 4 of 6
of the Merger. JDA, and such designees as it may name, were appointed as the Stockholder’s attorney-in-fact and each Stockholder executed an irrevocable proxy to vote such Stockholder’s shares of Common Stock and Series B 2.5% Convertible Preferred Stock, on an as converted to Common Stock basis, for the limited purposes set forth above, with respect to any meeting of the stockholders of i2 or any consent in lieu of any such meeting or otherwise. As of August 7, 2008, the Stockholders beneficially owned 6,374,581 shares of i2 Common Stock in the aggregate, (including 4,436,501 shares of i2 Common Stock which are currently issuable upon the conversion of 107,943 outstanding shares of i2 Series B 2.5% Convertible Preferred Stock), which represents 23% in the aggregate of all of the outstanding shares of i2 Common Stock, based upon 27,714,966 shares of i2 Common Stock, including 21,568,485 of i2 Common Stock outstanding on August 7, 2008 (as represented by i2 in the Merger Agreement) and the following shares of i2 Common Stock and other rights to acquire i2 Common Stock held by the parties to the Voting Agreements as provided to JDA by i2: 1,289,645 shares of i2 Common Stock subject to outstanding unexercised options, 420,335 i2 restricted stock units settleable in shares of i2 Common Stock and 4,436,501 shares of i2 Common Stock currently issuable upon the conversion of 107,943 outstanding shares of i2 Series B 2.5% Convertible Preferred Stock. The holders of i2 Series B 2.5% Convertible Preferred Stock have the right to vote on all matters presented to the holders of i2 Common Stock for a vote, on an as converted to i2 Common Stock basis.
     None of the Stockholders were paid any additional consideration in connection with entering into the Voting Agreement. The Stockholders have agreed, subject to limited exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any shares of i2 Common Stock beneficially owned or acquire by them until the termination of their respective Voting Agreement. The Voting Agreements and proxy terminate upon the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall have been terminated in accordance with its terms, (c) any time JDA provides notice to the stockholder of the termination, and, in one case, (d) an amendment to the Merger Agreement without such stockholder’s prior written consent.
     There can be no assurance that the Merger will occur. Should the Merger be consummated, i2 Common Stock will cease to be listed on the NASDAQ Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     The foregoing summary of certain provision of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to JDA’s Current Report on Form 8-K filed with the SEC on August 11, 2008, as amended by JDA’s Current Report on Form 8-K/A filed with the SEC on August 14, 2008, and the exhibits attached thereto, including the Merger Agreement and the Voting Agreements.
Item 5. Interest in Securities of the Issuer.
     a) – b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, JDA may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of, and (ii) shared power to vote or direct the vote of, 6,374,581 shares of i2 Common Stock (including 4,436,501 shares of i2 Common Stock currently issuable upon the conversion of 107,943 outstanding shares of i2 Series B 2.5% Convertible Preferred Stock) which represents 23% of the shares of i2 Common Stock deemed to be outstanding, pursuant to Rule 13d-3(d)(1), including 4,436,501 shares of i2 Common Stock currently issuable upon the conversion of 107,943 outstanding shares of i2 Series B 2.5% Convertible Preferred Stock, subject to the conditions and limitations of the Voting Agreements.
     Apart from the terms and conditions set forth in the Voting Agreements, JDA is not entitled to any rights of a stockholder of i2. JDA does not, other than as specified in the Voting Agreements, have (1) sole or shared power to vote or direct the vote of i2 Common Stock or i2 Series B 2.5% Convertible Preferred Stock; or (2) sole or shared power to dispose or direct the disposition of i2 Common Stock or i2 Series B 2.5% Convertible Preferred Stock.
     JDA disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by JDA as to the beneficial ownership of such shares.
     To JDA’s knowledge, no shares of i2 Common Stock or i2 Series B 2.5% Convertible Preferred Stock are beneficially owned by any of the persons identified in Annex 1 hereto.

CUSIP No.	465754208	Page 5 of 6
     c) Except as set forth or incorporated herein, neither JDA nor, to JDA’s knowledge, any of the individuals referred to in Annex 1 hereto, has effected any transaction in i2 Common Stock or i2 Series B 2.5% Convertible Preferred Stock during the past 60 days.
     d) Except as set forth in this Statement, to the knowledge of JDA, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of i2 Common Stock or i2 Series B 2.5% Convertible Preferred Stock held by the Stockholders.
     e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference. To JDA’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such person and any other person, with respect to any securities of i2.
Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger, dated August 10, 2008, by and between i2 Technologies, Inc., Iceberg Acquisition Corp. and JDA Software Group, Inc. (incorporated herein by reference to Exhibit 2.1 to JDA Software Group, Inc.’s Current Report on Form 8-K filed with the SEC on August 11, 2008, as amended by JDA Software Group, Inc.’s Current Report on Form 8-K/A filed with the SEC on August 14, 2008).

2.	Form of Voting Agreement for officers and directors, dated as of August 10, 2008 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed August 11, 2008).

3.	Form of Voting Agreement for stockholders dated as of August 10, 2008 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed August 11, 2008).
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 20, 2008

JDA Software Group, Inc.
/s/ Kristen L. Magnuson
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer

CUSIP No.	565011103	Page 6 of 6
Annex 1
Information Concerning Executive Officers and
Directors of JDA Software Group, Inc.
     The current corporate officers and directors of JDA Software Group, Inc. are listed below. The current business address of each person is 14400 N. 87th Street, Scottsdale, Arizona 85260-3649 and the current phone number is (480) 308-3460. Unless otherwise noted, each of the individuals listed below is, to JDA’s knowledge, a United States citizen.
1. Officers of JDA Software Group, Inc.

Name	Present Position with JDA
Hamish N. J. Brewer	President and Chief Executive Officer
Kristen L. Magnuson	Executive Vice President and Chief Financial Officer
Christopher J. Koziol	Chief Operating Officer
Philip Boland*	Senior Vice President, Worldwide Consulting Services
Brian P. Boylan	Senior Vice President, Human Resources
G. Michael Bridge	Senior Vice President, General Counsel and Secretary
Tom Dziersk	Senior Vice President, Americas
Laurent F. Ferrere II	Senior Vice President, Product Management and Chief Marketing Officer
David J. Johnston	Senior Vice President, Supply Chain
David R. King	Senior Vice President, Product Development
Christopher J. Moore	Senior Vice President, Customer Support Solutions
Wayne J. Usie	Senior Vice President, Retail
2. Directors of JDA Software Group, Inc.

Name	Position/Present Principal Occupation or Employment
James D. Armstrong	Chairman of JDA Software Group, Inc.
Orlando Bravo	Managing Partner of Thoma Bravo, LLC
Michael Gullard	General Partner of Cornerstone Management
Douglas G. Marlin**	Former President and principal owner of Marlin Ventures, Inc.
Jock Patton	Private investor

*	Philip Boland is a Citizen of Australia

**	Douglas G. Marlin is a Citizen of Canada